Filed by: Foster Wheeler Ltd.,
Foster Wheeler Holdings Ltd.,
Foster Wheeler Inc.,
FWPI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934.

Subject Company: FW Preferred Capital Trust I

Registration Statement on Form S-4 No.: 333-107054

Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer of the trust securities because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER ANNOUNCES THIRD-QUARTER FINANCIAL RESULTS

     HAMILTON, BERMUDA, November 10, 2003–Foster Wheeler Ltd. (NYSE: FWC) today reported a net loss for the third quarter of 2003 of $26.9 million, or $0.65 per diluted share, which included net pre-tax charges of $26.1 million. Charges for the third quarter of 2003 included expenses of $13.9 million for professional services and severance benefits driven by the company’s restructuring process and an impairment loss of $15.1 million on the anticipated sale of a domestic corporate office building. This compares to a net loss of $151.0 million, or $3.69 per diluted share, for the same quarter last year, which included net pre-tax charges of $146.7 million. Revenues for the third quarter of 2003 totaled $896.2 million compared to $814.2 million in the third quarter of last year.

     “Our operating performance continues to improve,” said Raymond J. Milchovich, chairman, president and chief executive officer. “Although our backlog is down in these challenging market conditions, we are winning quality business with strategic and tactical importance and are seeing a steady level of opportunities. The increased rigor and discipline that we have instilled in the organization is allowing us to execute better, provide more value to our clients and improve project financial performance.”

     “We have seen improvement in domestic liquidity and our current forecast indicates that we will have adequate liquidity through year-end 2004. We intend to improve our position by taking a number of actions that include the successful completion of a major asset monetization,” continued Mr. Milchovich.

     “We are beginning to realize the benefits of our operational restructuring and continue our focus on completing our balance sheet restructuring during early 2004,” added Mr. Milchovich. “We believe the combination of an improved financial structure and substantial operational enhancements will allow us to unlock the considerable upside potential in our worldwide operations.”

     Worldwide, total cash and short-term investments at the end of the quarter were $470 million, compared to $419 million at the end of the second quarter of 2003, and $522 million at

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the end of the third quarter of 2002. Of the $470 million in cash and short-term investments at the end of the third quarter, $407 million was held by non-U.S. subsidiaries. As of September 26, 2003, the company’s indebtedness was $1.1 billion, essentially unchanged from year-end 2002 and down $67 million from the end of the third quarter of 2002.

     For the nine months ended September 26, 2003, revenues were $2.6 billion, flat with revenues in the first nine months of last year. Excluding the impact of the sale of the assets of the environmental business in the first quarter of 2003, revenues were up 8%. The net loss for the period was $76.1 million compared to a net loss of $413.1 million in the first nine months of 2002. Pre-tax charges of $86.9 million and $421.4 million were included in the first nine months of 2003 and 2002, respectively.

Bookings and Segment Performance

     Management uses several financial metrics to measure the performance of the company’s business segments. Earnings before interest expense, taxes, depreciation and amortization (EBITDA) is the primary financial measure used by the company’s chief decision makers and is one of the covenant metrics in the company’s outstanding debt. A reconciliation of EBITDA, a non-GAAP financial measure, to earnings before taxes, a GAAP measure, is shown below.

CALCULATION OF EBITDA
(In Thousands of Dollars)

Three months ended September 2003
			Corporate &
	E&C	Energy	Financial	Total
Earnings/(Loss) before income taxes	17,118	22,471	(61,200)	(21,611)
Interest Expense *	(432)	4,560	21,820	25,948
Depreciation and Amortization	2,501	5,345	991	8,837
EBITDA	19,187	32,376	(38,389)	13,174

Three months ended September 2002
			Corporate &
	E&C	Energy	Financial	Total
Earnings/(Loss) before income taxes	(28,636)	(53,662)	(60,412)	(142,710)
Interest Expense *	(985)	5,009	17,079	21,103
Depreciation and Amortization	3,118	19,463	1,205	23,786
EBITDA	(26,503)	(29,190)	(42,128)	(97,821)

* Includes dividends on preferred security of subsidiary trust

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     New orders booked during the third quarter of 2003 were $582.4 million compared to $1,019.8 million in the third quarter of last year, excluding environmental orders of $23.7 million. The company’s backlog was $3.0 billion, compared to $4.0 billion at the end of the third quarter of 2002, excluding $1.8 billion related to the environmental business.

     Third-quarter new bookings for the Engineering and Construction (E&C) Group were $443.4 million, essentially flat with orders of $446.2 million during the year-ago quarter, excluding the environmental orders. The Group’s backlog was $2.0 billion, compared to $2.5 billion at quarter-end 2002, excluding the environmental backlog. Revenues for the E&C Group in the third quarter of 2003 were $575.5 million, up 45% compared to $396.2 million in the third quarter of 2002, excluding environmental revenues of $66.3 million. Both the UK and Continental Europe recorded significant increases. EBITDA was $19.2 million this quarter, compared to a negative EBITDA of $26.5 million for the same period last year.

     New bookings in the third quarter for the Energy Group were $135.2 million, compared to $579.5 million in third quarter 2002. Last year’s quarter included a contract award of $342 million to the company’s Finnish subsidiary for the engineering, procurement and construction of two power plants in Ireland. Backlog at quarter-end was $1.0 billion, compared to $1.6 billion at quarter-end 2002. Energy Group revenues for the quarter were $321.4 million, down from $355.8 million in the same quarter of 2002, as improvements in the European power business were more than offset by the U.S. power operations decline. EBITDA for the quarter was $32.4 million compared to a negative EBITDA of $29.2 million last year. Operations in Europe continue to improve on revenue growth while the U.S. business is benefiting from cost reductions and better execution on existing projects.

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Notes to Editor:

1.	Consolidated Statements follow.

2.	Foster Wheeler will conduct a conference call with analysts today (November 10) at 11:00 a.m. (Eastern). The call will be accessible to the public by telephone or Webcast. To listen to the call by telephone in the United States, dial 877-692-2588 approximately ten minutes before the call. International access is available by dialing 973-321-1040. The conference call will also be available over the Internet at www.fwc.com or through StreetEvents at www.streetevents.com.

A replay of the call will be available on the company's Web site as well as by telephone. To listen to the replay by telephone, dial 877-519-4471 or 973-341-3080 (replay passcode
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4282162# required) starting one hour after the conclusion of the call through 8 p.m. (Eastern) on Monday, November 24, 2003. The replay can also be accessed on the company's Web site for two weeks following the call.

3.	Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

4.	Safe Harbor Statement
This news release contains forward-looking statements that are based on management’s assumptions, expectations and projections about the various industries within which the Corporation operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The corporation cautions that a variety of factors, including but not limited to the following, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the energy, power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, changes in estimates made by the company of costs to complete projects, contract cancellations, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies, and the outcome of cash-generation initiatives. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

# # #

11-10-03

Media Contact:	Richard Tauberman	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000

Foster Wheeler Ltd. and Subsidiaries
Consolidated Statement of Earnings - Summary
(In Thousands of Dollars, Except Per Share Amounts)

	Three months ended		Nine months ended

	Sept. 2003	Sept. 2002	Sept. 2003	Sept. 2002

Unfilled orders	$2,998,691	$5,842,477	$2,998,691	$5,842,477
New orders booked	582,396	1,043,542	1,705,819	2,484,761

Revenues:
Operating revenues	886,573	799,069	2,592,903	2,538,812
Other income	9,625	15,118	49,969	40,305

Total revenues	896,198	814,187	2,642,872	2,579,117

Cost and Expenses:
Cost of operating revenues	806,494	857,927	2,392,838	2,465,406
Selling, general & administrative expenses	45,978	53,844	145,106	165,808
Other deductions / minority interest	39,389	24,023	90,665	130,464
Interest expense	21,364	16,904	57,196	48,861
Dividends on preferred security of subsidiary trust	4,584	4,199	13,443	12,315

Total costs and expenses	917,809	956,897	2,699,248	2,822,854

Loss before income taxes	(21,611)	(142,710)	(56,376)	(243,737)
Provision for income taxes	5,286	8,300	19,679	18,879

Net loss prior to cumulative effect of a change in accounting principle	(26,897)	(151,010)	(76,055)	(262,616)

Cumulative effect on prior years (to Dec. 28, 2001) of a change in accounting principle for goodwill, net of $0 tax				(150,500)

Net loss	$(26,897)	$(151,010)	$(76,055)	$(413,116)

Other comprehensive earnings / (loss):
Foreign currency translation adjustment	(415)	1,846	(1,131)	11,252
Change in unrealized losses on derivative instruments, net of tax				(1,679)
Reclassification of unrealized gain on derivative instruments to earnings				(2,155)
Minimum pension liability adjustment			(13,511)

Comprehensive loss	$(27,312)	$(149,164)	$(90,697)	$(405,698)

Foster Wheeler Ltd. and Subsidiaries
Consolidated Statement of Earnings - Summary
(In Thousands of Dollars, Except Per Share Amounts)

	Three months ended		Nine months ended

	Sept. 2003	Sept. 2002	Sept. 2003	Sept. 2002

Loss per share :
Basic:
Net loss prior to cumulative effect of a
change in accounting principle	($0.65)	($3.69)	($1.85)	($6.42)

Cumulative effect on prior years (to Dec. 28, 2001) of a
change in accounting principle for goodwill				($3.67)

Net loss per share	($0.65)	($3.69)	($1.85)	($10.09)

Diluted:
Net loss prior to cumulative effect of a
change in accounting principle	($0.65)	($3.69)	($1.85)	($6.42)

Cumulative effect on prior years (to Dec. 28, 2001) of a
change in accounting principle for goodwill				($3.67)

Net loss per share	($0.65)	($3.69)	($1.85)	($10.09)

Shares outstanding (in thousands) :
Basic : Weighted average number
of shares outstanding	41,041	40,963	41,040	40,943
Diluted : Effect of share options	*	*	*	*
Convertible Debt	*	*	*	*

Total diluted	41,041	40,963	41,040	40,943

See attached schedule of charges for the three and nine months ended September 2003 and 2002.

*	The effect of the stock options and convertible debt were not included in the calculation of diluted earnings per share as they were antidilutive due to the loss.

Foster Wheeler Ltd. and Subsidiaries
Major Business Groups
(In Thousands of Dollars)

	Three months ended		Nine months ended

	Sept. 2003	Sept. 2002	Sept. 2003	Sept. 2002

Engineering and Construction (EC)
Unfilled orders	$2,030,418	$4,277,347	$2,030,418	$4,277,347
New orders booked	443,385	469,852	1,166,542	1,365,759
Revenues	575,516	462,531	1,587,505	1,443,833
Interest expense	(432)	(985)	(1,241)	(1,554)
Earnings/(loss) before income taxes and cumulative effect of a change in accounting principle	17,118	(28,636)	37,273	(21,371)
EBITDA	19,187	(26,503)	43,729	(11,379)
Energy (E)
Unfilled orders	972,938	1,576,458	972,938	1,576,458
New orders booked	135,190	579,515	532,706	1,131,483
Revenues	321,384	355,766	1,057,099	1,155,102
Interest expense	4,560	5,009	14,293	16,747
Earnings/(loss) before income taxes and cumulative effect of a change in accounting principle	22,471	(53,662)	59,140	(73,633)
EBITDA	32,376	(29,190)	89,841	(25,436)
Corporate and Financial Services (CF) (2)
Unfilled orders	(4,665)	(11,328)	(4,665)	(11,328)
New orders booked	3,821	(5,825)	6,571	(12,481)
Revenues	(702)	(4,110)	(1,732)	(19,818)
Interest expense (1)	21,820	17,079	57,587	45,983
(Loss) before income taxes	(61,200)	(60,412)	(152,789)	(148,733)
EBITDA	(38,389)	(42,128)	(92,186)	(99,311)
Total
Unfilled orders	2,998,691	5,842,477	2,998,691	5,842,477
New orders booked	582,396	1,043,542	1,705,819	2,484,761
Revenues	896,198	814,187	2,642,872	2,579,117
Interest expense (1)	25,948	21,103	70,639	61,176
(Loss) before income taxes	(21,611)	(142,710)	(56,376)	(243,737)
Provision for income taxes	5,286	8,300	19,679	18,879
Net (loss) prior to cumulative effect of a change in accounting principle	(26,897)	(151,010)	(76,055)	(262,616)
Cumulative effect on prior years of a change in accounting principle for goodwill				(150,500)
Net (loss)	(26,897)	(151,010)	(76,055)	(413,116)
EBITDA	$13,174	$(97,821)	$41,384	$(136,126)

See attached schedule of charges by group for the three and nine months ended September 2003 and 2002.

1) Includes dividends on preferred security of subsidiary trust.
2) Includes intersegment eliminations

Foster Wheeler Ltd.
Summary of Charges
(In Thousands of Dollars)

	Three months ended September 26, 2003				Nine months ended September 26, 2003

	E & C	Energy	C & F	Total	E & C	Energy	C & F	Total

(Gain) / loss on sale of assets			15,100	15,100	(15,300)		15,100	(200)
Revision to project cost estimates and related receivable reserve	(3,700)	300		(3,400)	32,400	2,300		34,700
Recovery of project claims					(2,500)			(2,500)
Restructuring and credit agreement costs			12,800	12,800			33,300	33,300
Severance	(600)	1,200	500	1,100	3,200	4,500	2,000	9,700
Legacy cost of pension and postretirement medical	(600)		1,900	1,300	(2,200)		9,600	7,400
Legal and other			(800)	(800)			4,500	4,500

Total	(4,900)	1,500	29,500	26,100	15,600	6,800	64,500	86,900

	Three months ended September 27, 2002				Nine months ended September 27, 2002

	E & C	Energy	C & F	Total	E & C	Energy	C & F	Total

Change in accounting for goodwill					48,700	101,800		150,500
Losses recognized in anticipation of asset sales						50,800		50,800
Revision to project cost estimates and related receivable reserve	37,700	43,200		80,900	38,000	28,800		66,800
Revision to project claim estimates and related costs	6,700	7,400	8,600	22,700	33,900	28,100	8,600	70,600
Provision for impairment loss on a U.S. manufacturing facility under SFAS 144		13,400		13,400		13,400		13,400
Provision for asbestos claims			6,200	6,200			6,200	6,200
Performance intervention, restructuring and credit agreement costs			8,500	8,500			27,400	27,400
Severance	500	1,200	1,400	3,100	500	4,300	2,900	7,700
Legacy cost of pension and postretirement medical			2,700	2,700			8,000	8,000
Legal and other	1,000	4,700	3,500	9,200	1,000	8,200	10,800	20,000

Total	45,900	69,900	30,900	146,700	122,100	235,400	63,900	421,400

Foster Wheeler Ltd. and Subsidiaries
Condensed Consolidated Balance Sheet
(In Thousands of Dollars)

	September 26,	December 27,
ASSETS	2003	2002

CURRENT ASSETS:
Cash and cash equivalents	$407,703	$344,305
Short-term investments	13,176	271
Accounts and notes receivable	508,678	628,221
Contracts in process and inventories	197,096	279,824
Prepaid, deferred and refundable income taxes	30,724	41,155
Prepaid expenses	34,423	36,071

Total current assets	1,191,800	1,329,847

Land, buildings and equipment	703,503	769,680
Less accumulated depreciation	362,107	361,861

Net book value	341,396	407,819
Restricted cash	49,271	84,793
Notes and accounts receivable – long-term	31,167	21,944
Investment and advances	89,826	88,523
Goodwill, net	50,746	50,214
Other intangible assets, net	71,428	72,668
Prepaid pension cost and related benefit asset	23,572	26,567
Asbestos-related insurance recovery receivable	497,030	534,045
Other assets	174,464	156,279
Deferred income taxes	76,217	69,578

TOTAL ASSETS	$2,596,917	$2,842,277

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Current installments on long-term debt	$28,087	$31,562
Bank loans	121	14,474
Accounts payable and accrued expenses	576,770	635,089
Estimated costs to complete long-term contracts	608,589	645,763
Advance payments by customers	69,774	82,658
Income taxes	54,258	64,517

Total current liabilities	1,337,599	1,474,063

Corporate and other debt less current installments	334,112	341,702
Special-purpose project debt less current installments	172,330	181,613
Capital lease obligations	61,089	58,237
Deferred income taxes	8,339	8,333
Pension, postretirement and other employee benefits	478,940	437,820
Asbestos-related liability	460,678	519,790
Other long-term liabilities and minority interest	123,058	109,373
Subordinated Robbins facility exit funding obligations	107,285	107,285
Convertible subordinated notes	210,000	210,000
Trust preferred securities	175,000	175,000

TOTAL LIABILITIES.	3,468,430	3,623,216

SHAREHOLDERS’ DEFICIT:
Common Stock	40,772	40,772
Paid-in capital	201,841	201,718
Retained deficit	(730,046)	(653,991)
Accumulated other comprehensive loss	(384,080)	(369,438)

TOTAL SHAREHOLDERS’ DEFICIT	(871,513)	(780,939)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,596,917	$2,842,277

Foster Wheeler Ltd. and Subsidiaries

CALCULATION OF EBITDA
(In Thousands of Dollars)

	Three months ended		Nine months ended

	Sept. 2003	Sept. 2002	Sept. 2003	Sept. 2002

Consolidated Total
(Loss)/ Earnings Before Income Taxes	(21,611)	(142,710)	(56,376)	(243,737)
Interest Expense *	25,948	21,103	70,639	61,176
Depreciation and Amortization	8,837	23,786	27,121	46,435

EBITDA	13,174	(97,821)	41,384	(136,126)

Engineering & Construction
(Loss)/ Earnings Before Income Taxes	17,118	(28,636)	37,273	(21,371)
Interest Expense	(432)	(985)	(1,241)	(1,554)
Depreciation and Amortization	2,501	3,118	7,697	11,546

EBITDA	19,187	(26,503)	43,729	(11,379)

Energy
(Loss)/ Earnings Before Income Taxes	22,471	(53,662)	59,140	(73,633)
Interest Expense	4,560	5,009	14,293	16,747
Depreciation and Amortization	5,345	19,463	16,408	31,450

EBITDA	32,376	(29,190)	89,841	(25,436)

Corporate & Financial
(Loss)/ Earnings Before Income Taxes	(61,200)	(60,412)	(152,789)	(148,733)
Interest Expense *	21,820	17,079	57,587	45,983
Depreciation and Amortization	991	1,205	3,016	3,439

EBITDA	(38,389)	(42,128)	(92,186)	(99,311)

*	Includes dividends on preferred security of subsidiary trust

Third-Quarter 2003 Conference Call Script
November 10, 2003

Operator:

Ladies and gentlemen, welcome to the Foster Wheeler Ltd. third-quarter earnings conference call.

(Operator instructions to participants.)

I would now like to turn the call over to Richard Tauberman, who currently leads the company’s communications team. Please begin, sir.

Richard Tauberman:

Thank you, operator.

Good morning everyone, and thank you for joining us today. Our news release announcing our third-quarter 2003 results was issued early this morning. We hope that you have had an opportunity to see it. The news release has also been posted to our Web site at www.fwc.com. In addition, we plan to file our third-quarter 2003 Form 10-Q today with the Securities and Exchange Commission.

Before turning to the discussion of our financial results, let me remind you that any comments made today about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. A discussion of factors that could cause actual results to vary is contained in Foster Wheeler’s annual and quarterly reports filed with the SEC.

As you are probably aware, Foster Wheeler has filed documents with the Securities and Exchange Commission related to the company’s proposed debt exchanges and we continue to be in a “quiet period.” On the advice of counsel, we will not be opening up the call to questions. We intend to resume our regular Q&A sessions at the appropriate time.

I’d like to introduce Ray Milchovich, Chairman, President and CEO of the company and Ken Hiltz, CFO, who will provide commentary on the quarter.

Ray Milchovich:

Thank you, Richard, good morning every one and thank you for joining us.

First off I want to say that I appreciate your understanding that due to our continuing quiet period and the advice of counsel, our conference call again this quarter will not have the normal question and answer session. We have attempted in our prepared remarks to answer some of the questions that you might have asked.

As you are probably aware, this past Friday we announced that, effective November 14, 2003, the New York Stock Exchange will suspend trading in our common stock and the 9% FW Preferred Capital Trust I shares. We fully expect that both securities will be immediately eligible for quotation and trading on the Over-the-Counter Bulletin Board, effective with the opening of business on November 14, 2003.

It is important to understand that the Exchange’s decision is the result of our anticipated inability to meet the Exchange’s minimum book value of stockholders’ equity requirement and that we do not expect it to have a material impact on our business activities. Our forecast indicates that our liquidity is adequate through the end of 2004 and we intend to improve our position by taking a number of actions that include the successful completion of a major asset monetization. We do not expect this decision by the Exchange to affect our ability to achieve our financial and operating goals.

While we are disappointed by the decision of the Exchange, we continue to make significant progress with our overall financial and operational restructuring which we expect to complete in early 2004.

During the first two quarters of this year, I reported to you that our results were providing evidence of sustained progress toward our operational goals. In the third quarter our operational performance continued to improve. This is a further indication that our program of establishing more disciplined, predictable and better performing project operations along with continued cost-cutting initiatives are yielding the results we had envisioned and that we will need for success in the future.

Our E&C revenues increased significantly in the third quarter of 2003 versus the previous year’s quarter, driven by improved performance in both the UK and Continental Europe. Our North American power business posted third-quarter earnings on plan and above last year’s performance.

•	Foster Wheeler South Africa Limited, a subsidiary of Foster Wheeler Limited of the UK, was awarded a major contract for engineering, procurement and construction management by Sasol Synfuels Limited for a new waste recycling facility at Sasol’s Secunda operations in South Africa. The waste recycling facility will be the first of its kind in Africa and is the culmination of several years of close collaboration between Foster Wheeler and Sasol.

•	Last quarter we reported that we were working for ExxonMobil on three projects for which we were awaiting full release. These projects are covered by the five-year long-term agreement between Foster Wheeler in Europe and ExxonMobil for project work upgrading facilities throughout Europe. During the third quarter, we were awarded two of these final releases. In addition, we continue to work on a major ExxonMobil project in the UK as well as an additional project in Continental Europe for which we expect full release in the fourth quarter.

•	Expansion of our LNG business line has continued and this remains a strong market. In the third quarter, Foster Wheeler Iberia’s E & C was awarded three new projects for LNG terminal expansions by Enagas, the leading Spanish natural gas supplier. One project includes design engineering, procurement and construction supervision. The other two projects are for basic design work. These projects enhance Foster Wheeler Iberia’s leading position for LNG regasification terminals in the large Spanish market and add to our extensive experience. We continue to receive expressions of interest and explore opportunities in the U.S., Europe, Middle East and Asia through our UK, Spanish and North American affiliates.

•	While the North American power market remains depressed, we were pleased to receive an award in the fourth quarter for a major pulverized-coal-fired boiler, which we will formally announce in the coming months. Additionally, we continue to see a steady level of bookings and opportunities in the maintenance, service and environmental retrofit sectors of the power business. Our operational and cost initiatives in the North American power business continue to generate improvements in our financial performance, and we remain on track to report our first profitable year in the last four in our North American power business unit.

•	During September and October, we reached settlements with two North American clients on outstanding commercial claims, which will result in cash proceeds to Foster Wheeler of $27.5 million.

With the slow and modest improvement in the global economy, we are seeing some increased levels of activity in a number of our markets. A more upbeat outlook is creating opportunities for Foster Wheeler in Europe, the Middle East and Australasia and movement on projects that had been delayed due to economic and political uncertainties.

The third-quarter results provide further confirmation that we are on track with our performance improvement initiatives and we are seeing the benefits of a strategy that emphasizes providing value to our clients along with a fair profit opportunity for the company. We continue to make progress with our balance sheet restructuring, which is the next critical step in allowing Foster Wheeler to fully realize the upside potential of our worldwide businesses.

Now I’d like to turn the call over to Ken to review the quarter.

Ken Hiltz:

Thank you, Ray. Good morning.

New orders booked during the quarter were $582 million, compared to $1.02 billion in the third quarter of last year, excluding $24 million related to the environmental business that was sold in the first quarter of 2003. Last year’s new orders included a $342 million award to our Finnish subsidiary for the engineering, procurement and construction of two power plants in Ireland for the state-owned Electricity Supply Board.

In our E&C group, new orders booked during the quarter were $443 million, essentially flat with orders of $446 million recorded last year, after excluding the environmental orders. Two clean fuels contracts totaling $150 million and LNG orders totaling $112 million led the business booked in the quarter.

In our Energy Group, new orders during the third quarter were $135 million. New business for the quarter included two circulating fluidized-bed boilers – one in Europe and one in Asia for a total of $34 million. Last year’s orders of $580 million included a $342 million order for two power plants in Ireland. We are awaiting notice to proceed on a project utilizing the next generation of our proprietary CFB technology and the potential scope of the full project could approximate $150 million.

Our backlog was $3 billion at the end of the quarter, compared to $4 billion at the end of the third quarter of 2002, after excluding $1.8 billion of environmental backlog. E&C group backlog was $2.0 billion, down from $2.5 billion at the end of last year’s third quarter, after excluding the $1.8 billion environmental backlog. Energy Group backlog was $1.0 billion, compared to $1.6 billion at the end of last year’s third quarter. Although contract levels have not been as high as we have seen in recent years, reflecting challenging market conditions and resulting in a declining backlog, we are still gaining quality business. In addition, our cost reduction efforts and more disciplined project execution have resulted in better financial performance on our current contracts.

For the third quarter of 2003, we reported consolidated revenues of $896 million, an increase of 20% over $748 million last year, after excluding the environmental revenues. Growth in the European operations more than offset declines in the U.S. operations.

Revenues for the quarter in the E&C Group were $576 million, an increase of 45% compared to $396 million last year, after excluding the environmental revenues. Both the UK and Continental Europe recorded significant increases. EBITDA was $19 million this quarter, compared to a negative EBITDA of $27 million for the same period last year.

Revenues in the third quarter for the Energy Group were $321 million, compared to $356 million in 2002 as improvements in Europe offset the U.S. power operation’s decline. EBITDA for the group in the third quarter was $32 million, compared to a negative EBITDA of $29 million last year.

We recorded a net loss for the quarter of $27 million, which included net pre-tax charges of $26 million, compared to a net loss in last year’s quarter of $151 million, which included net pre-tax charges of $147 million. This quarter’s pre-tax charges included:

•	An impairment loss of $15 million on the anticipated sale of a domestic corporate office building, and

•	$14 million of planned pre-tax expenses for professional services and severance benefits related to the company’s ongoing restructuring. These costs will continue in the future, although the exact amounts are uncertain. Our goal is to complete the restructuring by early 2004.

In terms of domestic liquidity, we did see an improvement and are more comfortable with our projected liquidity position through year-end 2004 compared to previous forecasts. Total cash and short-term investments increased to $470 million from $419 million at the end of last quarter. Of the $470 million of cash and short-term investments at the end of the third quarter, $407 million was held by our non-U.S. subsidiaries. However, challenges remain due to the timing of cash flows on certain domestic projects combined with planned, but significant levels of restructuring-related spending. We are addressing this issue by taking a number of actions that include the successful completion of a major asset monetization.

 As Ray mentioned, in September and October we successfully negotiated settlements of two major project disputes. We expect to receive $27.5 million in cash proceeds during the fourth quarter and first quarter of next year. Additionally, in October we completed the sale of the Hudson Falls waste-to-energy facility. Subsequent to the close of the quarter, we received $6 million in proceeds and removed approximately $49 million of non-recourse debt from our balance sheet.

As previously announced, the company filed a Form S-4 with the Securities and Exchange Commission, which outlined the terms of the company’s exchange offer for certain of its securities as well as its overall restructuring strategy. The company intends that this strategy will enable it to significantly reduce its debt levels and improve its overall financial condition. The S-4 is currently under review by the SEC.

With regard to asbestos, during the quarter we received 6,000 new claims and resolved 3,200. At quarter-end, we had approximately 148,200 claims pending, after excluding 24,500 that were previously reported. During the quarter, we decided to remove certain claims from the report on claims pending. The 24,500 previously reported claims pending are claims which have been placed on inactive, stayed, deferred or similar court dockets which have been established for claimants who have alleged minimal or no impairment. Based on our view that these claims will not result in defense or indemnity expenses in the foreseeable future, we believe it is prudent to report them separately from the open claims in our portfolio. Asbestos indemnity and defense costs were approximately $20.5 million in the third quarter, substantially all of which is covered by insurance.

As previously reported, our coverage-in-place arrangement for the funding of our asbestos program, which covered substantially all asbestos-related costs, was terminated in June 2001. Since then the number of pending claims has increased because of the delay we have experienced in accessing insurance proceeds. In the second quarter, we took an important step in resolving this issue by entering into a settlement agreement with Liberty Mutual Insurance Company. This agreement will provide a significant portion of the funding for asbestos-related costs over a 19-year period. In July, we received an initial payment of $6 million. In September 2003, we entered into a settlement agreement with certain London Market and North River Insurers. During the quarter, we received an initial cash payment of $5.9 million. We are continuing to negotiate similar settlements with other insurance companies in our portfolio. As proceeds of insurance policies become available, we expect the number of claims resolutions to return to historical levels. Litigation with insurers that have not settled with us is continuing.

Now I’d like to turn the call back over to Ray for concluding remarks.

Ray Milchovich:

Thank you, Ken. Let me just quickly summarize the key messages for the quarter.

•	We fully expect the transfer of trading in our shares to the Over-the-Counter Bulletin Board to commence on November 14, 2003. We do not expect this change to have a material impact on our business activities or on our ability to achieve our financial and operating goals.

•	Our forecast indicates that we have adequate liquidity through year-end 2004 and we are taking actions to improve our position.

•	We are confident in our restructuring program. We are beginning to realize the benefits of our operational restructuring efforts and continue to focus on the completion of our balance sheet restructuring during early 2004.

We have made substantial progress and continue to move ahead with what I believe is the right strategy to unlock the considerable upside potential of our global businesses and to return Foster Wheeler to profitable growth.

Richard Tauberman:

Thank you for your attention. We appreciate your participation today. As we mentioned at the beginning of the call, we will not be conducting our normal Q&A session and we appreciate your understanding. We look forward to speaking with you over the coming months. Thank you, and good-bye.